FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of February 2009

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Abbey’s 2008 profits up over 20 per cent driven by
strong lending and deposit growth

London, 5th February 2009

This statement provides a summary of the business and financial trends for the year ended 31 December 2008. Unless otherwise stated, the trading1 results of Abbey are compared to equivalent results for 2007. All profit and loss and business flow analysis excludes any impact from the transactions for Santander to acquire Alliance & Leicester (A&L) and the transfer by Santander of its shares in A&L to Abbey in January 2009. Abbey, the deposit base and distribution channels of Bradford & Bingley (B&B), and A&L are hereafter referred to as the combined UK businesses.

The results of Santander for the year ended 31 December 2008 are also released today and can be found on www.santander.com. Abbey’s results, on a Group basis, are included within Santander’s financial statements.

Highlights

•	statutory profit before tax up over 20%;
•	more than double digit trading income growth accelerating relative to prior years, driven by a strong performance across all four business divisions;
•

mortgage balances were up 10% compared to 2007, with Abbey providing nearly 30 per cent of mortgages to the UK’s residential net lending market. Abbey has continued to focus on high quality lower loan to value (LTV) business together with a targeted pricing strategy to improve margins;

•

building on the strength of Santander, Abbey almost doubled retail net deposit flows in 2008 to £5.6bn. This performance was supported by Abbey’s innovative product range, as well as an excellent performance from B&B branches, which contributed £1.1bn net inflows following the acquisition compared to outflows in the first 9 months. Confidence in the combined UK businesses was further demonstrated by A&L’s £1.3bn of net deposit flows during the final quarter;

•	Abbey has also been very successful in increasing its investment sales to £2.2bn, including capital guaranteed retail structured product net flows which have more than doubled;
•

lending growth in Corporate Banking’s on-going operations was up 30%, with the increased share demonstrating Abbey’s commitment to the UK SME market. At the same time Corporate Banking attracted net deposits of £4.0bn, almost four times higher than the previous year;

•

in total, Abbey’s customer loans grew by 10% compared to deposit growth of 16% allowing Abbey to maintain stable short term funding requirements (even before including B&B’s existing deposit base of c.£20bn on acquisition). Including B&B’s deposit base, Abbey’s commercial funding mix improved to over 70% customer deposit based;

•

growth in expenses was in line with inflation before the impact of B&B, despite significant investment in customer facing operations and growth businesses such as Corporate Banking and Private Banking all of which contributed to robust income growth and the fourth consecutive year of double digit operating jaws. The 2008 targeted trading cost to income ratio, of 45% (2007: 50%), has been achieved and is now well below the average of the sector;

•

trading provisions have increased, largely to maintain a conservative level of secured coverage, which benchmarks well ahead of UK peers. Abbey’s book is of high quality prime residential lending, with NPL ratios significantly better than CML averages. Abbey’s indexed LTV stock increased slightly to 51%, reflecting the fall in house prices, offset by active management of LTV of both new and existing business. The average LTV on new lending in Q4 of 60% compared to 62% in Q3 with negligible lending in the “greater than 90% LTV” bracket in the second half of the year, and

•	Abbey remains well capitalised and has capital resources in excess of current regulatory requirements.

Investor Relations
Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN

Chief Executive’s Update

Overview

2008 has been an excellent year for Abbey. In what has been a very difficult trading environment, we have delivered statutory profit growth of over 20% underpinned by strong but prudent lending and substantial growth in retail and corporate deposits. Our lending volumes are significantly higher than 2007 and we have increased our share of lending in both the mortgage and SME markets. Together with robust contributions from each of our businesses this has allowed us to achieve double digit trading income growth. This is balanced against controlled costs, as we continue to invest in our Corporate and Private Banking businesses, and means that we have double digit operating jaws for the fourth consecutive year and our cost to income ratio has reduced to the targeted 45%, which is now better than the sector average.

Business Performance

Abbey has continued to grow across all areas of its business in 2008 as the bank becomes a full-service commercial bank. We have been a consistent mortgage lender throughout the year offering a full range of competitive mortgage deals resulting in an estimated net lending mortgage share of 29% in 2008. We have continued to offer additional innovative value-for-money products, increase cross-sales and delivered the strong uplift in new business underpinned by the strong increase in the sale of current accounts, investment products and credit cards.

Our prudent approach to mortgage business has served us well and the quality of our lending continues to be based on affordability and robust risk management, benefiting from our decision to concentrate on lower LTV lending. Since September 2006, we have been carefully maintaining a balance between the margin of new business, prudent lending criteria and our market share aspirations.

Our lending growth has been largely funded by an increase in net deposits with over £11.2 billion deposited by Retail and SME customers. This clearly demonstrates that Abbey, as part of the Santander Group, continues to be seen as a safe haven for UK depositors. In addition, we have taken the opportunity to reduce assets in our Global Banking and Markets operations to fund our Retail growth. This active funding allocation strategy has allowed us to maintain stable short-term funding requirements throughout the year.

The addition of B&B’s savings business in the last quarter, which brought an additional c.£20 billion of deposits and a further £1.1bn net inflows since acquisition, has further strengthened this position, and has improved our commercial funding mix to over 70% from customer deposits.

Capital Strength

The recent market turmoil is unprecedented. The Government initiative announced in early October, including the provision of liquidity and funding support, and facilities to enable banks to raise new capital to strengthen their capital base, was welcomed by Abbey.

While Abbey did not use the recapitalisation scheme with Government funds, commitments to the Government and regulators to improve our Tier 1 ratio were met using the additional £1 billion of capital announced at the time of the acquisition of A&L, which was transferred into Abbey from Group internal resources. This capital, has in turn, been transferred to A&L in late December as planned.

Investor Relations
Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN

Looking ahead to 2009

The acquisition of B&B’s savings business in September and Santander’s acquisition of A&L in October, now transferred into Abbey, were part of Santander’s UK growth strategy. With the combination of the three businesses Santander has achieved its goal of being a significant player in the UK with sizeable market share, and it now has market shares above 10 per cent in mortgages, savings, bank accounts and branches. This is a powerful platform from which we will grow our business further.

Our strategy will not change; we will continue to focus on delivering excellent customer service, drive efficiencies across the combined businesses and reinvest in innovative value-for-money products, which in turn will drive cross-sales to our 24 million UK customers, and increase customer loyalty.

We are committed to the branch network in the UK, which now numbers over 1,300, reflecting Santander’s status as one of the world’s leading retail banks.

In order to continue growing our business and enable further investment in frontline services and branches, we will be transferring B&B’s operations and then A&L’s onto Santander’s proprietary IT platform, Partenon, as well as removing duplicated back office and support functions across the businesses. Regrettably, this does mean we will reduce the combined UK workforce by approximately 1,900 in 2009, as announced in December.

The combination of A&L and Abbey accelerates our growth in the SME market by two to three years, with the addition of 20 corporate centres and around 100,000 SME customers. Over the next 12 months we will extend our product range to small and larger business customers and will look to recruit up to 100 small business advisers for the Abbey branch network.

Over time, we will make the full range of our value-for-money products available to B&B customers, and as such, we have already added to its savings business by taking on B&B’s 40 mortgage advisers in order to be able to offer the Abbey mortgage range through B&B branches.

Summary

2009 will undoubtedly be a very challenging year. Despite this, we are cautiously optimistic about our business prospects and are continuing to benefit from the strength of our parent company, Santander, which means that our UK business is well-positioned for the challenges and opportunities ahead.

António Horta-Osório, Chief Executive

Investor Relations
Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN

Financial results

Trading income:

Net interest income was significantly ahead compared to last year. Strong results from Retail Banking have driven the growth in net interest income and can be attributed to a 10% increase in both asset and deposit growth (9% deposit growth excluding B&B Q4 net inflows) and better mortgage new business margins throughout 2008. At the same time, Abbey has maintained its focus on high quality prime residential lending at lower LTV and improved retention at attractive margins. Corporate Banking performance was ahead, driven by continued prudent growth in lending whilst taking advantage of opportunities in the market to improve margins. Furthermore Abbey has seen significant growth in deposits from corporate clients resulting in £4.0bn inflows during the year, further strengthening Abbey’s balance sheet. Private Banking has also delivered an excellent performance reflecting growth in all business areas, in particular Cater Allen and Abbey International which were driven by increased customer deposits.

Non-interest income was also ahead compared to last year driven by a solid performance across all four divisions. Despite difficult market conditions, Retail Banking continued to broaden its cross-selling activity, with increased commission from credit cards and investments. Success in these areas was offset by lower mortgage redemption volumes, lower unsecured lending and continued pressure on current account charges. Corporate Banking increased as new business lending generated more in both fees and cross-selling of Global Banking & Markets’ products. Private Banking was slightly ahead reflecting increased fees in James Hay offsetting lower income in Abbey International due to the one off property sales in 2007. Global Banking & Markets finished the year with a strong performance, up well ahead of last year, reflecting global customer focus and the strength of its business model.

Trading expenses:

Trading expenses were ahead, impacted by the B&B acquisition and investment in customer facing operations and growth businesses such as Corporate Banking and Private Banking. Excluding the impact of B&B, cost growth was restricted to low single digits, enabling Abbey to deliver double digit operating jaws for the fourth consecutive year.

Trading provisions:

Trading provisions have increased largely driven by early signs of a deterioration in the mortgage portfolio. The performance of the mortgage portfolio remains strong, and significantly better than CML averages. In addition, conservative reserves coverage has been maintained, at levels that benchmark well ahead of UK peers. At the same time there has been a reduction in the unsecured lending charge, driven by the tightening in lending policies in 2007 and the reduction in the unsecured loan portfolio.

The stock of properties in possession has increased to 860 (H1 08: 589 Dec 07: 532) from historic lows. In terms of 3 month plus arrears, the increase to 10,897 (H1 08: 8,316, Dec 07: 7,814) was anticipated due to worsening economic conditions and affordability constraints. However, Abbey remains significantly better than the industry based on the most recent CML figures for both measures and Abbey’s book of prime lending stock is performing well compared to its competitors.

Credit quality remains strong, with the average LTV on new business completions in Q4 reducing to 60% (Q3 08: 62% Q4 07: 66%) and stock increasing slightly to 51% (Q3 08: 50% Dec 07: 46%) reflecting the fall in house prices and offset by active management of new business LTVs.

Investor Relations
Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN

Reorganisation expenses and other charges:

Restructuring costs and other non-trading items were lower than last year reflecting the end of the first phase of restructuring post the acquisition by Santander.

Investor Relations
Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN

Business flows

	Half 1	Half 2	Half 1	Half 2	Full Year	Full Year	Full Year
	2007	2007	2008	2008	2007	2008	'08/'07

Gross mortgage lending (£ bn)	16.8	18.8	19.5	12.3	35.6	31.8	(11%)
Capital repayments (£ bn)	13.3	13.6	11.2	9.5	26.9	20.7	(23%)
Net mortgage lending (£ bn)	3.6	5.2	8.3	2.8	8.7	11.1	28%
Stock (£ bn)	105.1	110.4	118.7	121.5	110.4	121.5	10%

Market share – gross lending	9.5%	10.1%	13.1%	11.5%	9.8%	12.4%	2.6%
Market share – capital repayments	10.8%	10.3%	9.4%	9.8%	10.5%	9.5%	(1.0%)
Market share – net lending	6.4%	9.7%	28.4%	30.3%	8.0%	28.9%	20.8%
Market share – stock	9.3%	9.3%	9.8%	9.9%	9.3%	9.9%	0.6%

Retail net deposit flows (£ bn) (2)	1.8	1.3	2.9	2.6	3.1	5.6	80%
Investment sales – API (£ bn)	0.9	0.8	1.1	1.1	1.7	2.2	34%

Bank account openings (000s)	217	212	261	311	430	572	33%
Abbey branded adult bank account openings (000s)	125	131	180	208	256	388	52%
Abbey branded average current account liability (£ bn)	5.0	5.3	5.1	5.3	5.3	5.3	(0%)
Total gross UPL lending (£ bn)	0.6	0.5	0.5	0.4	1.1	0.9	(18%)
Credit card sales (000s) (3)	97	165	228	168	261	395	51%

Main highlights for 2008 (compared to 2007 unless otherwise stated) include:

•

gross mortgage lending of £31.8 billion with an estimated market share of 12.4% compared to 9.8% in 2007. Abbey’s mortgage performance has remained strong in a market that continues to contract, impacted by falling customer confidence, particularly in the purchase market. The strong performance has been driven by a competitive pricing strategy, targeting high quality lower LTV lending at good margins to optimise Abbey’s position during challenging market conditions. The re-mortgage segment remains the strongest market segment, and it is here that Abbey has performed particularly well, both in volume and margins;

•

capital repayments of £20.7 billion, 23% lower than 2007, reflecting excellent retention activity throughout the year and current market conditions. Abbey’s focus on longer term business, to reduce risk in volatile markets and improve future retention has been successful with over 40% of all internal transfer customers taking 3-year plus deals throughout the year, increasing to c.80% taking 2-year plus deals toward the end of the year. Abbey’s estimated market share of capital repayments is 9.5% which is 1.0% lower than last year;

•

net mortgage lending of £11.1 billion, up 28%, was largely achieved in the first half of the year when Abbey increased gross lending, reflecting the strength of its franchise during challenging market conditions, and reduced capital repayments through excellent retention activity. This restored Abbey’s stock position to its historical share of around 10%. However, as expected, and noted in the third quarter, net lending reduced significantly during the last few months of the year, resulting in an estimated net lending market share for the full year of 28.9%;

•

retail net deposit flows of £5.6 billion, up 80%, driven by Direct ISA, the Instant Access Saver account and eSaver Direct, together with the launch of innovative new products promoted through the branches and an excellent performance from B&B branches since acquisition. Abbey has also seen a strong performance in bonds, driven by a contribution from both the Abbey and cahoot offerings. 2008 quarterly flows exceeded all comparative quarters in 2007, with Abbey doubling both the second and third quarter results and B&B contributing net flows of £1.1 billion in the fourth quarter, compared to a trend of outflows prior to acquisition;

Investor Relations
Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN

•

investment sales up 34%, despite the market being down c.8%, reflecting Abbey’s strength in offering capital guaranteed investment products as customers seek lower risk alternatives. The second half has also benefited from the continued expansion of the number of sales advisors and high levels of re-investment by customers;

•

Abbey has seen significant growth in Corporate Banking flows resulting in £4.0bn inflows during the year, driven by a focus on relationship managers driving volumes from new business and existing clients and attracting substantial deposits from corporate clients, further strengthening Abbey’s balance sheet;

•

Abbey continued to increase its level of bank account openings, up 33%, achieving a record number of openings in the second half of the year and strong market share performance. This has been driven through effective development of the Internet and telephone channels and innovative new products and propositions such as the market leading 8% in credit rate offered on adult and youth accounts and the 0% overdraft offer;

•

total gross UPL lending decreased 18% reflecting Abbey’s continued cautious stance, with overall stock balances down 17% on last year. Abbey continues to focus the lending mix towards existing customers, which make up c.94% of new lending, and through the branch channel. This has contributed to higher UPL stock margins resulting in an increase of 149bps over the last year; and

•	credit card sales up 51% benefiting from the launch of the Abbey Zero card and the improvement in cross-selling initiatives.

_________________________

1 Trading profit before tax is management’s preferred profit measure when assessing the performance of the business and is the internal measure of segment profit required to be disclosed under IFRS 8. It is calculated by adjusting statutory profit before tax for reorganisation expenses and other costs, hedging and certain other mark-to-market variances, and capital and other charges, as described in Note 1 to the Consolidated Financial Statements in the 2007 Annual Report.

2 Retail net deposit flows include £1.1bn relating to B&B since acquisition.

3 Credit card openings prior to Q3 2007 were opened through Abbey’s relationship with MBNA. Cards are now issued through Abbey’s relationship with Santander Cards Ltd (UK).

Investor Relations
Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN

Abbey & Santander

Abbey National plc (“Abbey”) is a wholly owned subsidiary of Banco Santander, S.A. (“Santander”) (SAN.MC, STD.N). Founded in 1857, Santander has more than 80 million customers, over 13,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and is a major player in Latin America and elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and thirteen other European countries.

Santander has a secondary listing of its ordinary shares on the London Stock Exchange and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Disclaimer

Abbey and Santander both caution that this press release may contain forward-looking statements. Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) inflation, interest rate, exchange rate, market and monetary fluctuations; (2) the effect of, and changes to, regulation and government policy; (3) the effects of competition in the geographic and business areas in which we conduct operations; (4) technological changes; and (5) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

Contacts

Matthew Young	(Communications Director)	020 7756 4232
Anthony Frost	(Head of Corporate Communications)	020 7756 5536
Bruce Rush	(Investor Relations)	020 7756 4275
Simon Donovan	(Investor Relations)	020 7756 4476

For more information contact:	ir@abbey.com

Investor Relations
Abbey National House, 2 Triton Square, Regent's Place, London NW1 3AN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC

Dated: 5 February 2009	By / s / Jessica Petrie (Authorised Signatory)